July 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Edward M. Kelly and Geoffrey D. Kruczek
Re:	Forum Merger III Corporation
Draft Registration Statement on Form S-1
Submitted July 2, 2020
CIK No. 0001784168

Dear Mr. Kelly and Mr. Kruczek:

On behalf of our client, Forum Merger III Corporation, a company organized under the laws of the State of Delaware (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft Registration Statement on Form S-1 confidentially submitted on July 2, 2020 (the “Registration Statement”), contained in the Staff’s letter dated July 27, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form S-1.

Draft Registration Statement on Form S-1 submitted July 2, 2020

Calculation of registration fee table, page 1

1.	Indicate by footnote which subparagraph of Rule 457 the company used to calculate the registration fee.

Response: In response to the Staff’s comment, the Company has revised footnote number 1 to the calculation of registration fee table to indicate that the registration fee is calculated pursuant to subparagraph (o) of Rule 457 promulgated under the Securities Act of 1933, as amended.

Prospectus’ Outside Front Cover, page 1

2.	For greater clarity, consider combining in a single sentence the disclosure that your sponsor and the underwriters have agreed to purchase an aggregate of 741,250 units in a private placement and the disclosure that your sponsor has agreed to purchase 616,250 private placement units and the underwriters have agreed to purchase 125,000 private placement units.

United States Securities and Exchange Commission
July 29, 2020

Response: The Company has revised the disclosure in the third paragraph of the prospectus cover page in response to the comment of the Staff.

Founder shares, page 13

3.	Please refer to the second bullet on page 13. Please revise here and elsewhere to clarify what number and percentage of shares would be needed to approve a transaction, assuming the minimum quorum were present.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the fourth bullet point on page 14 as well as on pages 23, 86 and 117 to include such number and percentage of shares.

You will not have any rights or interests in funds from the trust account…, page 36

4.	We note the disclosure that investors will be entitled to funds from the trust account "only upon the earliest to occur" of the events you list. If an investor who does not seek to redeem shares in connection with the event listed in (ii) will not be permitted to redeem shares in connection with a later event, please revise to clarify. Likewise, if an investor who does not seek to redeem in connection with the event listed in (i) will not be permitted to redeem shares in connection with the event listed in (iii), please state so directly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 36 to clarify that the circumstances in which a stockholder may redeem its shares of Class A common stock are not mutually exclusive.

Number and Terms of Office of Officers and Directors, page 103

5.	Please reconcile your disclosure here and on pages 53 and 100 with your disclosure on page 128 regarding how many classes of directors you will have.

Response: In response to the Staff’s comment, the Company has reconciled such disclosure.

* * *

United States Securities and Exchange Commission
July 29, 2020

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 or Daniel Nussen at (213) 620 -7796 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Marshall Kiev, Forum Merger III Corporation
David Boris, Forum Merger III Corporation

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